Exhibit 99.2

ATTUNITY LTD
__________________________

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 30, 2010
_________________________

To the Shareholders of Attunity Ltd (“we”, “Attunity” or the “Company”):

 We cordially invite you to the 2010 Annual General Meeting of Shareholders (the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Thursday, December 30, 2010, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel, for the following purposes:

1.	To re-elect four directors;

2.	To elect Mr. Gil Weiser as external director;

3.	To ratify and approve terms of procurement of directors’ and officers’ liability insurance policy;

4.	To grant stock options to Mr. Shimon Alon, our Chairman and Chief Executive Officer;

5.	To approve an amendment and extension of the Company’s Convertible Promissory Notes;

6.	To approve amendments to Articles 5, 27, 29A, 31 and 51 of the Company’s Articles of Association relating to shareholder proposals;

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

8.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2009.

 The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

 Shareholders of record at the close of business on November 22, 2010 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer & Secretary

November 23, 2010

* A copy of the Company's audited consolidated financial statements for the year ended
December 31, 2009, is enclosed herewith but is not a part of the proxy solicitation material *

ATTUNITY LTD
Kfar-Netter Industrial Park, Kfar-Netter, Israel
__________________________

PROXY STATEMENT
__________________________

2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd (“we”, “Attunity” or the “Company”) to be voted at the 2010 Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of 2010 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Thursday, December 30, 2010, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 24, 2010.

Purpose of the Meeting

It is proposed that at the Meeting resolutions be adopted (1) to re-elect four directors; (2) to elect Mr. Gil Weiser as external director; (3) to ratify and approve terms of procurement of directors’ and officers’ liability insurance policy; (4) to grant stock options to Mr. Shimon Alon, our Chairman and Chief Executive Officer; (5) to approve an amendment and extension of the Company’s Convertible Promissory Notes; (6) to approve amendments to Articles 5, 27, 29A, 31 and 51 of the Company’s Articles of Association relating to shareholder proposals; and (7) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

In addition, our auditors’ report and our consolidated financial statements for the year ended December 31, 2009 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares, par value (nominal value) NIS 0.10 per share, as of the close of business on November 22, 2010 (the “record date”), are entitled to notice of, and to vote at, the Meeting.  As of November 8, 2010, there were outstanding 32,187,811 Ordinary Shares.  Each Ordinary Share entitles the holder to one vote.

Consistent with our Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law"), the quorum at the Meeting shall be two shareholders present, in person or by proxy, holding or representing at least twenty five percent (25%) of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to Thursday, January 6, 2011 at the same time and place or any other date and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Voting and Proxies

Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed.  If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of stock.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

To the extent you would like submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at Kfar-Netter Industrial Park, Kfar-Netter, Israel, not later than December 2, 2010.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 8, 2010 regarding the beneficial ownership by (i) each of our directors and executive officers, (ii) all shareholders known to us to own beneficially more than 5% of our Ordinary Shares and (iii) all directors and executive officers as a group:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	5,188,887	(3)	15.07%
Ron Zuckerman	2,751,980	(4)	8.30%
Bonale Foundation	1,682,899	(5)	5.14%
Itzhak (Aki) Ratner	1,402,951	(6)	4.30%
Dov Biran	943,720	(7)	2.92%
Dani Falk	*		*
Tali Alush-Aben	*		*
Zamir Bar Zion	*		*
Dror Harel-Elkayam	*		*
Directors and Officers as a group (consisting of 8 persons)	10,692,537	(8)	29.09%

_____________

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 32,187,811 ordinary shares issued and outstanding as of November 8, 2010.

(3)
Mr. Alon is the Chairman of our Board. Includes an aggregate of 2,783,121 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,001,191 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares at exercise prices of $0.12 per ordinary share; and 763,333 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.30 to $2.42 per ordinary share.

(4)
Mr. Zuckerman is a member of our Board. Includes an aggregate of 1,614,072 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 416,666 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; rights to purchase up to 157,628 Ordinary Shares together with 2009 Warrants to purchase up to 78,814 Ordinary Shares at exercise prices of $0.12 per ordinary share; and 80,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $0.08 to $2.42 per ordinary share. See footnote 5 below.

(5)
Bonale Foundation is a trust for the benefit of persons related to Mr. Zuckerman. Includes 1,121,933 ordinary shares and 560,966 ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share (the "Bonale Shares"). Mr. Zuckerman does not direct the management of Bonale Foundation, its investment or voting decisions and disclaims beneficial ownership of the Bonale Shares.

(6)
Mr. Ratner is currently a member of our Board (see Item 1 below). Includes an aggregate of 860,249 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; and 243,898  ordinary shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary shares; and rights to purchase up to 68,535 Ordinary Shares together with 2009 Warrants to purchase up to 34,267 Ordinary Shares at exercise prices of $0.12 per ordinary share.

(7)
Mr. Biran is a member of our Board. Includes an aggregate of 863,720 ordinary shares; and 80,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $0.08 to $2.42 per share.

(8)
Includes 6,121,162 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $0.12 per ordinary share; 1,661,755 Ordinary Shares issuable upon exercise of Warrants issued in May 2009, exercisable at an exercise price of $0.12 per ordinary share; 1,348,333 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.08 to $2.46 per ordinary share; and rights to purchase up to 383,790 Ordinary Shares together with 2009 Warrants to purchase up to 191,895 Ordinary Shares at exercise prices of $0.12 per ordinary share.

*PROPOSALS FOR THE 2010 ANNUAL GENERAL MEETING*

ITEM 1 —ELECTION OF FOUR DIRECTORS
(Item 1 on the Proxy Card)

Background

Our directors, other than the external directors, are elected at each annual meeting of shareholders.  We are presenting four (4) nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. If elected, each of the nominees will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

Mr. Itzhak (Aki) Ratner, who serves as one of our directors since 2004 and served as our Chief Executive Officer between September 2004 and May 2008, has decided not to stand for reelection at the Meeting. Accordingly, subject to the election of the proposed nominees in this Item 1 and the nominee proposed in Item 2 below, the size of our Board of Directors will be reduced to six (6) directors (including two external directors).

The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation.” Such information is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment	Age	Director Since
Shimon Alon (1)	Chairman of our Board of Directors and Chief Executive Officer	60	2004
Dov Biran	Professor of entrepreneurship and computers at Babson College; CEO of Fitango Inc.	58	2003
Dan Falk	Director of companies	65	2002
Ron Zuckerman (1)	Director of companies	53	2004
______________
(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and the investors named therein. Under the aforesaid purchase agreement, the investors are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding Ordinary Shares, on an as converted basis (excluding unexercised warrants).  We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law, to appoint such director(s) to each committee of our Board of Directors.

 Shimon Alon was appointed Chairman of our Board of Directors in May 2004 and was appointed our Chief Executive Officer in June 2008.  From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon has served as an executive advisor to Veritas.  Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon is a member of the board of directors of Dynatrace Inc. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Dr. Dov Biran has been a director since December 2003. From March 2000 through October 2001, he served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity. Dr. Biran is the founder and the CEO of Fitango, Inc. He also serves as a Professor of entrepreneurship and computers at Babson College. He was a professor of computers at Northeastern University from September 2001 to April 2007. Prior thereto, Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. Dr. Biran was the Chief Executive Officer of Optimal Technologies, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and was an adjunct professor at Tel Aviv University. Dr. Biran holds a B.Sc., MBA, and a Ph.D. in computers from Tel Aviv University

Dan Falk has been a director since April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions.  From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech Ltd., a maker of automated optical inspection and computer aided manufacturing systems.  Mr. Falk is a member of the boards of directors of Orbotech, Nice Systems Ltd, Orad Hi-Tec Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., Amiad Filteration Systems Ltd., Oridion Medical Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

       Ron Zuckerman has been a director since May 2004. Mr. Zuckerman co-founded Precise and served as its Chairman until it was acquired by Veritas in June 2003. Mr. Zuckerman co-founded Sapiens and served as its Chairman and Chief Executive Officer until March 2000. Mr. Zuckerman was a co-founder and director of GVT Holdings SA, a Brazilian telephone operator, until it was acquired by the Vivendi Group in late 2009. Mr. Zuckerman was also an early investor and a director of Wintegra Inc. until it was acquired by PMC-Sierra Inc. in late 2010. He is also an investor and a director in several privately held companies.  Mr. Zuckerman holds a B.Sc. degree in economics from Brandeis University.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (with respect to each nominee):

“RESOLVED, that Mr. Shimon Alon be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Dr. Dov Biran be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Dan Falk be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law”;

“RESOLVED, that Mr. Ron Zuckerman be, and he hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law.”

Required Vote

Shareholders may vote in favor of the election of all the nominees named above, or may vote against all or some of such nominees. The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to elect each of the nominees named above as a director.

The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

                The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 8 persons for the year ended December 31, 2009	$696,000	$90,000

       We provide leased automobiles to our executive officers in Israel pursuant to standard policies and procedures.

During 2009, an aggregate sum of approximately $90,000 was set aside by us to provide pension, retirement and severance benefits to directors and executive officers. In addition, Mr. Itzhak (Aki) Aki Ratner, our former Chief Executive Officer, was entitled to an adjustment period of 12 months, effective June 1, 2008.  During that period, Mr. Ratner was entitled to all rights to which he was entitled under his employment agreement, which amounted to approximately $344,000 and were paid during 2008 and 2009.  Out of such amount, an amount of $106,000 was paid in 2009 and is reflected in the table above under the title 'Salaries, fees, commissions and bonuses.

In accordance with the approval of our shareholders, non-employee directors who are not external directors receive an annual fee of $9,000 and an attendance fee of $300 per meeting attended. Our non-employee external directors receive, effective July 2008, an annual fee of $9,000 (equivalent to approximately NIS 32,400) and an attendance fee of NIS 1,630 (equivalent to approximately $450) per meeting attended, both linked to the Israeli Consumer Price Index.

In addition, we adopted a stock option policy for non-employee directors, according to which each of our non-employee directors who may serve from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will be granted options, as follows:

•	a grant of options under our stock option plans to purchase 60,000 ordinary shares, which will be vested in three equal installments over three years;

•
an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., the closing price of our shares on the date of the annual general meeting of shareholders in which such director is elected or reelected); and

•
the portion of outstanding options that is scheduled to vest during the year at which the director’s service with us is terminated or expires will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director’s resignation or for one of the causes set forth in the Companies Law.

The foregoing stock options policy was approved by the shareholders in December 2008 and ratified in December 2009. In 2009, we granted to our directors and executive officers options to acquire an aggregate of 430,000 ordinary shares, at exercise prices ranging from $0.12 to $0.25 per share. Such options will expire in 2015.

In addition, we have undertaken to indemnify our directors and executive officers to the fullest extent permitted by law by providing them with a Letter of Indemnification, the form of which was approved by our shareholders.

Mr. Alon, our Chairman and Chief Executive Officer, receives compensation in accordance with his employment agreement with us. For details about such agreement, see Item 4 below.

ITEM 2 – ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two external directors. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Pursuant to the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.”

The external directors generally must be elected by the shareholders. The initial term of an external director is three years and he or she may be reelected to one additional term of three years.

Mr. Zamir Bar-Zion was re-elected as an external director of the Company in December 2007 for a three-year term that expires at the Meeting. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the meeting to elect Mr. Gil Weiser as an external director for a term of three years. Ms. Tali Alush-Aben, who was elected as an external director of the Company on December 31, 2008, will continue as an external director until December 30, 2011.

The Company has received a declaration from Mr. Weiser, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that Mr. Weiser satisfies the requisite “accounting and financial expertise” described above. Mr. Weiser does not beneficially own any of our shares. For details about compensation to be granted to such nominee, see in Item 1 above under the caption “Executive Compensation”. A brief biography of the nominee is set forth below. Such information is based upon the records of the Company and information furnished to it by the nominee.

Gil Weiser currently serves as a director of several public and private companies. Mr. Weiser has more than 25 years experience in management and operation, with executive posts at corporate, academic and financial entities. From August 2006 to June 2010, he served as the Chief Executive Officer of Orsus Solutions Ltd., a situation system management provider. From 1995 to 2000, he served as the Chief Executive Officer of Hewlett Packard (Israel) and CMS Corporation, a distributor of Hewlett Packard products and services. From 1993 until 1995, he served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions. From 1976 until 1993, he served as Chief Executive Officer of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation. Mr. Weiser currently serves on the boards of directors of several companies, including Fundtech Ltd. and ClickSoftware Technologies Ltd. He served as the Vice President of Orama, an international investment banking group from 2000 to 2001. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004 and as Chairman of the Multinational Companies Forum, Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser holds a Bachelor of Science degree from Technion, Israel Institute of Technology in Haifa as well as a Master of Science from the University of Minnesota.

The Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Gil Weiser be elected as an external director of Attunity for a term of three years.”

Required Vote

Approval of the above resolution will require the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity’s outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Companies Law, in the event that Mr. Weiser should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an external director.

The Board of Directors recommends a vote FOR the election of the nominee named above as an external director.

External director Continuing in Office

Tali Alush-Aben, who was elected as external director of the Company to serve until December 2011, continues to serve the Company as an external director. A brief biography of Ms. Alush-Aben follows.

Tali Alush-Aben has been an external director since December 2008. She is currently an independent consultant. Until January 2008, she was a General Partner at Gemini, an Israeli venture capital fund she joined in 1994. Her focus in Gemini was primarily on software companies, with recent activities in Cleantech. Prior to joining Gemini, she served as Marketing Director of RadView, then a start-up software company, and as Senior Product Marketing Manager at SunSoft Inc. From 1990 to 1992, she served as Marketing Director for Mercury Interactive Corporation. Ms. Alush-Aben holds a B.Sc. degree in mathematics and computer science and an MBA degree, both from Tel Aviv University.

ITEM 3 — DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
(Item 3 on the Proxy Card)

Background

The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him/her in his/her capacity as an office holder, for:

•	a breach of his/her duty of care to us or to another person;

•	breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him/her in favor of another person.

Our Articles of Association provide that we may enter into a contract for the insurance of the liability, in whole or in part, of any of our office holders, to the maximum extent permitted by the Companies Law.

Under the Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order. In December 2004, following approval of our Audit Committee and Board of Directors, our shareholders approved and authorized us to purchase directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $10 million with a maximum annual premium of $500,000 and allowed us to renew or extend such insurance policy and/or purchase a new policy; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not exceed $500,000.

In February 2010, we purchased a new directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $10 million for an annual premium of only $65,000, well below the $500,000 limit. Accordingly, our Audit Committee and Board of Directors have determined that, in light of the current insurance needs of the Company, on the one hand, and the fluctuating insurance premiums on the other hand, that, subject to the approval of this Item 3 at the Meeting, any renewal, extension of such insurance policy and/or purchase of a new policy for all directors and officers of the Company will not be limited by any aggregate coverage limit or terms; but rather that any such renewal, extension or purchase will be conditioned upon (i) further approval by the Audit Committee and the Board of Directors, and (ii) the annual premium will not exceed $250,000; it being clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy until December 31, 2015.

The Proposed Resolution

       It is therefore proposed that at the Meeting the following resolutions be adopted:

              ”RESOLVED, that the procurement by the Company of directors’ and officers’ liability insurance policy and any renewal, extension and/or purchase of such policy in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $250,000; it being clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions until December 31, 2015.”

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 4 — GRANT OF STOCK OPTIONS TO MR. ALON
(Item 4 on the Proxy Card)

Background

Mr. Shimon Alon began serving as a director of our company on July 1, 2004. We entered into an employment agreement with Mr. Alon, under which he agreed to serve as our Chief Executive Officer effective June 1, 2008. Pursuant to the employment agreement, Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. Pursuant to the employment agreement (as modified in December 2009), we agreed to provide Mr. Alon the following payments and benefits:

•	A gross annual salary of NIS 1,125,500 (equates to nearly $303,000) during the term of his employment;

•	A company car and all related expenses will be covered by our company, except related taxes;

•
Company contributions for the benefit of Mr. Alon to our Managers Insurance Policy in the  amount of 18.33% of Mr. Alon’s gross salary and Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of Mr. Alon’s gross salary. Part of the contributions to the Managers  Insurance  Policy are for  severance pay to which Mr. Alon  would be entitled;

•
Options to purchase 960,000 ordinary shares, at an exercise price equal to $0.30 per share. In December 2009, we granted Mr. Alon options to purchase 250,000 additional ordinary shares, at an exercise price equal to $0.25 per share. All such options are subject to the terms of our 2003 Israeli Stock Option Plan and become exercisable (1) with respect to the grant of 960,000 options - in three equal installments, at the end of each of the three years following the date of commencement of Mr. Alon’s employment and (2) with respect to the grant of 250,000 options - one third of the options will become exercisable one year after the grant date and the balance vests in eight equal quarterly installments. The vesting of the options is accelerated in certain change of control events;

•
An annual bonus that will not exceed NIS 450,000 (equates to nearly $125,000) gross, which shall be paid on a quarterly basis, subject to Mr. Alon achieving certain milestones that will be set by our Audit Committee and Board of Directors;

•	Up to 22 days paid vacation per year;

•	10 days recreation payment a year in an amount normally paid by our company; and

•
In the event of termination of Mr. Alon’s employment for any  reason (except if the company  terminates his employment under such  circumstances that he is not entitled to severance  pay under  Israeli law, if he resigns without giving  the  required  prior  notice,  or  if  he  gives  prior  notice  of  his resignation, for any  reason,  within  36  months  of his  employment  with our company),  Mr. Alon  will be entitled  to an  adjustment  period of 12 months following  the end of the prior notice  period under the  agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period).  During the adjustment period, Mr. Alon will be entitled to all rights to which he is  entitled  under the  agreement,  except  that the options  granted  to him will  cease to vest;  however  he will be  entitled  to exercise vested options during such period. The employee-employer relationship will only terminate at the end of the adjustment period.  Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

The employment agreement contains customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

The agreement (as well as the amendment thereto) with Mr. Alon was approved by our Audit Committee, Board of Directors and our shareholders. In February 2009, Mr. Alon agreed to reduce his annual base salary by 10% (and, until January 2010, also waived certain associated social benefits) until further notice by him.

Proposed Grant of Stock Options

Our success depends to a significant extent on the performance of our Chairman and Chief Executive Officer, Mr. Alon. In recognition of Mr. Alon's aforesaid voluntary waiver of 10% of his salary and his  importance to the Company, the Board of Directors has approved, after receipt of recommendation and approval of the Audit Committee, the grant of options to purchase up to 100,000 Ordinary Shares:

•
One third of the options will become exercisable after one year and the balance will vest in eight equal quarterly installments. The vesting of the options will be accelerated in certain change of control events.

•	The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Meeting).

•	All other terms and conditions in connection with the above options shall be as set forth in our 2003 Israeli Stock Option Plan.

The Proposed Resolution

Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order. As described above, our Audit Committee and Board of Directors have previously approved the grant of stock options to Mr. Alon. It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of stock options to Mr. Alon as described in Item 4 of the Proxy Statement, dated November 22, 2010 is hereby approved.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 5 – CONVERTIBLE PROMISSORY NOTES
(Item 5 on the Proxy Card)

Background

In May 2004, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors (the “Investors Group”), which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and our Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, our former Chief Executive Officer and, until the Meeting, a member of our board of directors, convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of $2 million, bearing interest at the rate of  5% per annum, payable semi-annually, convertible at any time after issuance, in whole or in part, into our ordinary shares, at an initial conversion price of $1.75 per share, subject to adjustments, including anti dilution adjustments.

In September 2006, following the approval of our shareholders, we completed a private placement transaction in which we issued to a group of investors, which included, among others, most of the investors in the Investors Group, (i) 4,800,000 ordinary shares at a purchase price of $1.25 per share, resulting in aggregate proceeds (before expenses) of $6.0 million and (ii) warrants to purchase up to 2,400,000 of our ordinary shares with an initial exercise price of $1.25 per share (the “2006 Warrants”).

In January 2009, following the approval of our shareholders, we entered into an Extension Agreement with the holders of the Promissory Notes, whereby the maturity date of the Promissory Notes was extended by 18 months from May 4, 2009 to November 4, 2010 in consideration for certain amendments in the terms of the Promissory Notes and the 2006 Warrants held by the holders of the Promissory Notes and another person.

In March 2010, following the approval of our shareholders, we entered into a second Extension Agreement with the holders of the Promissory Notes, whereby the maturity date was extended from November 4, 2010, such that the aggregate principal amount will become due and payable in six equal installments of $333,333, or the Installments, on each of the following dates: (1) November 4, 2010; (2) February 4, 2011; (3) May 4, 2011; (4) August 4, 2011; (5) November 4, 2011; and (6) February 4, 2012 in consideration for certain amendments in the terms of the Promissory Notes and the 2006 Warrants held by the holders of the Promissory Notes and another person.

In May 2009, we completed a rights offering. Part of the subscribers in the rights offering were Mr. Alon, Mr. Zuckerman (including  Bonale, a trust for the benefit of persons related to Mr. Zuckerman) and Mr. Ratner (the "Lenders") who purchased, in the aggregate (including conversion of a bridge loan granted by the Lenders), 4,445,445 ordinary shares and warrants to purchase 2,222,721 ordinary shares at an exercise price of $0.12 per share (the "2009 Warrants").

For more information about the Promissory Notes, the 2006 and 2009 Warrants and the Extension Agreements, see Items 7A and 10C in our annual report on Form 20-F for the year ended December 31, 2009 (filed with the SEC on April 6, 2009), which may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

Proposed Extension Agreement

           In order to improve our cash position, we are currently contemplating to enter into an agreement with the holders of the Promissory Notes (the “Third Extension Agreement”) on the following key terms and conditions:

•
the maturity date of the Promissory Notes will be extended such that the remaining balance of the principal amount due to each holder of Promissory Notes will become due and payable in four equal quarterly installments (each, an “Installment”) starting March 2012. Currently, the aggregate balance of the principal amount under all of the Promissory Notes is approximately $1.8 million;

•
the interest rate of the Promissory Notes will be increased from a fixed annual rate of nine percent (9%) (payable in cash together with the applicable Installment) to a fixed annual rate of eleven percent (11%);

•
the 2006 Warrants held by the holders of the Promissory Notes and another person, exercisable into a total of 600,000 ordinary shares, will be amended so that the expiration date will be extended from (A) the later of (1) February 4, 2012 and (2) date on which the principal amount under the Promissory Note issued to the Holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder to (B) the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Note issued to the Holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder; and

•
the 2009 Warrants held by the Lenders, exercisable into a total of 2,222,721 ordinary shares will be amended so that the expiration date will be extended from May 11, 2012 to the later of (1) December 31, 2013 and (2) date on which the principal amount under the Promissory Note issued to the Holder, and any interest accrued and outstanding thereon, shall have been fully repaid to the Holder.

    We have recently approached the key holders of the Promissory Notes to discuss the Third Extension Agreement. While no definitive Third Extension Agreement has been executed at this stage, nor is there any assurance that the transaction will be completed, the Company’s shareholders will be asked to approve the key terms of the Third Extension Agreement at the Meeting and authorize our Audit Committee and Board of Directors to finalize such agreement. It should be noted that the Company reserves the right to enter into such agreement with only part of the holders of the Promissory Notes or not enter into such agreement at all.

The Proposed Resolution

        It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company is, and it hereby is, authorized to enter into the Third Extension Agreement on substantially the same terms described in Item 5 of the Proxy Statement, dated November 22, 2010; provided that (1) any changes to the Extension Agreement shall be approved by the Audit Committee and the Board of Directors of the Company, and (2) the transaction is completed within 120 days following this shareholder resolution.”

Required Vote

Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company with a “controlling shareholder” (as defined in the Companies Law) or in which a controlling shareholder has a “personal interest” (as defined in the Companies Law), generally require the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order. For this purpose, the definition of “controlling shareholder” includes any holder of 25% or more of the outstanding voting rights of the company if no other shareholder holds 25% or more of the outstanding voting rights of the company, and any two or more shareholders who each has a personal interest in the proposal will be deemed to hold their shares jointly. The holders of the Promissory Notes have a personal interest in the Third Extension Agreement and may be deemed to be the holders, in the aggregate, of more than 25% of our outstanding Ordinary Shares. Accordingly, and for the sake of clarity, we have determined to seek shareholder approval and require that the above proposal will be approved by the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, the enclosed form of proxy card includes a certification that you do NOT have a personal interest in this proposal. If you have a personal interest in this proposal, please contact the Company’s CFO at telephone number: +972-9-899-3000; fax number: +972-9–899-3011 or email dror.elkayam@attunity.com for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 6 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION
(Item 6 on the Proxy Card)

Background

The Companies Law generally allows shareholders to submit a proposal for inclusion on the agenda of a general meeting of the company's shareholders and even request a company to convene an extraordinary shareholder meeting in certain circumstances.   However, the Companies Law does not contain procedural provisions to regulate this process or the information that the proposing shareholder must provide to the company about itself and its proposal.  Moreover, while U.S. proxy rules contain detailed provisions regulating the process of shareholder proposals, these rules do not apply to the Company or its shareholders because the Company is a "foreign private issuer" under the SEC rules.

In light of the foregoing, our Board of Directors approved, as part of its ongoing corporate governance review, the amendments (addition, in the case of Article 29A) to Articles 5, 27, 29A, 31 and 51 of the Company’s Articles of Association set forth in Appendix A hereto:

•
Article 5 – Under the amended Article 5, amendments of certain provisions of the Company’s Articles of Association would require a special majority of two thirds (66.66%) or more of the voting power represented at a shareholder meeting;

•
Articles 27, 29A, and 51 – New Article 29A "codifies" all timing and substance requirements relating to shareholder proposal and proxy access. The proposed amendments to Articles 27 and 51 are designed to align to such Article 29A; and

•	Article 31 – Under the amended Article 31, quorum in adjourned shareholder meetings convened for shareholder proposals would be 25% (like the original meeting).

Our Board of Directors believes that the proposed amendments are in the best interests of the Company and its shareholders in order to ensure that the shareholder proposal process, including election of directors and conducting general meetings, is conducted in an orderly and transparent manner.

    For the full version of the Company’s Articles of Association as currently in effect, see Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (filed with the SEC on April 6, 2009), which may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Articles 5, 27, 29A, 31 and 51 of the Articles of Association of the Company be amended (added, in the case of Article 29A) as set forth in Appendix A to the Proxy Statement dated November 22, 2007; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution, except that the proposed amendment to Article 5 would require a majority of two thirds (66.66%) or more of the voting power represented at the Meeting in person or by proxy and voting thereon.

    The Board of Directors recommends a vote FOR approval of the foregoing resolution.

ITEM 7 — RE-APPOINTMENT OF INDEPENDENT AUDITORS
(Item 7 on the Proxy Card)

Background

         Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

        At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2009, we paid Kost Forer Gabbay & Kasierer $115,839 (compared to $159,795 for 2008) for auditing and audit-related services, no fees ($14,972 for 2008) for tax related services and $1,250 ($0 in 2008) for other services.

The Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

The Board of Directors recommends a vote FOR approval of the foregoing resolution.

DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2009 will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F for the year ended December 31, 2009 (filed with the SEC on April 6, 2009), may be viewed on our website – www.attunity.com or through the EDGAR website of the SEC at www.sec.gov. In addition, a copy of the Company's audited consolidated financial statements for the year ended December 31, 2009, is enclosed herewith.

Any shareholder may receive a copy of the said annual report on Form 20-F, without charge, upon written request to the Company (attention: Mr. Dror Harel-Elkayam, Chief Financial Officer and Secretary). None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2010 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, SHIMON ALON Chairman of the Board of Directors and Chief Executive Officer DROR HAREL-ELKAYAM Chief Financial Officer & Secretary

November 23, 2010

APPENDIX A

Articles 5, 27, 29A, 31 and 51 of the Company’s Articles of Association
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

5.
These Articles may be amended by a majority vote at a meeting of shareholders of the Company. Notwithstanding the foregoing, any amendment of Articles 27, 29A and 49-58 shall require a majority of two thirds (66.66%) or more of the voting power represented at such meeting in person or by proxy and voting thereon. If the Company's shares are divided into classes of shares, then a change that infringes on the rights of a class of shares shall be made only with the approval of a General Meeting of that class; the provisions of these Articles shall apply, mutatis mutandis, to the adoption of decisions by a class meeting. Notwithstanding the provisions of this Article, a change of these Articles that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his consent.

27.          The Board of Directors may, whenever it deems necessary, and shall upon such requisition in writing as is provided by Section 63(b) of the Companies Law, convene a General Meeting.  Any such request must comply with Article 29A ~~state the purposes for which the meeting is to be called, be signed by the requesting shareholders, and must be deposited at the Office.  Such request may consist of several documents in like form, each signed by one or more requesting shareholder~~.

29A.  Shareholder Proposals.

(a)            A shareholder (including two or more shareholders that are acting in concert, a "Proposing Shareholder") holding one percent (1%) or more of the outstanding voting rights in the Company (at the time of the request and through the time of the General Meeting) may request, subject to Section 66(b) of the Companies Law, that the Board of Directors include a proposal on the agenda of a General Meeting to be held in the future, provided that the Proposing Shareholder gives timely notice of such request in writing (a "Proposal Request") to the Secretary of the Company and the Proposal Request complies with all the requirements of this Article 29A, these Articles and applicable law and stock exchange rules.

(b)           To be considered timely, a Proposal Request must be delivered, either in person or by certified mail, postage prepaid, and received at the principal executive office of the Company, (i) with respect to an Annual Meeting, not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the anniversary date of the immediately preceding annual meeting and (ii) with respect to a Special Meeting, not less than sixty (60) days and not more than ninety (90) days prior to the date of the Company's proxy statement in connection with such General Meeting.

(c)            The Proposal Request shall set forth (i) the name, business address, telephone number, fax number and email address of the Proposing Shareholder (and each member of the group constituting the Proposing Shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and manages such person, (ii) the number of Ordinary Shares held by the Proposing Shareholder, directly or indirectly, including if beneficially owned by the Proposing Shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such Proposing Shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the Proposing Shareholder is entitled to vote as of a date that no more than ten (10) days prior to the date of delivery of the Proposal Request, (iii) any agreements, arrangements, understandings or relationships between the Proposing Shareholder and any other person with respect to any securities of the Company or the subject matter of the Proposal Request, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Shareholder, the purpose or effect of which is to give such Proposing Shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the Proposing Shareholder's purpose in making the Proposal Request, (v) the complete text in the English language of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a statement in support of the Proposing Shareholder's proposal included in the Company's proxy statement, a copy of such statement, which shall be in the English (vi) a statement of whether the Proposing Shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal of the Proposing Shareholder is to nominate a candidate for election to the Board of Directors at an Annual Meeting, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a Proposing Shareholder pursuant to Article 29A, and the Proposing Shareholder shall be responsible for the accuracy thereof.

(d)           A Proposing Shareholder holding five percent (5%) or more of the outstanding voting rights in the Company (or five percent (5%) or more of the outstanding share capital and one percent (1%) or more of the voting rights in the Company) may request, subject to Section 63(b)(2) of the Companies Law, that the Board of Directors convene a Special Meeting, provided that the request complies with Article 29A, these Articles and applicable law and stock exchange rules.

(e)            The parenthetical regulation headings contained in this Article 29A are for convenience only and shall not be deemed a part hereof or used to limit the scope of disclosure required by this Article 29A.  References in this Article 29A to particular laws, regulations or rules shall be deemed to apply to such amended or successor laws, regulations or rules as shall be in effect from time to time.

31.           If, within half an hour from the time appointed for the holding of a General Meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or any time and hour as the Board of Directors shall designate and state in a notice to the shareholders entitled to vote at the original  meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any  two shareholders present in person or by proxy shall constitute a quorum.  Notwithstanding the aforesaid, if a General Meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Companies Law, then the adjourned meeting shall be dissolved if the requisite quorum in Article 30 is not present within half an hour from the time appointed for holding the meeting ~~a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company~~.

51.	(a)
No person shall be nominated for the office of a director at a General Meeting, except for directors whose term of office expired at the time the General Meeting was convened, persons nominated for the office of a director by the Board of Directors, and as provided for in Article 51(b).

(b)
Any shareholder entitled to receive notice of and vote at a General Meeting desiring to propose a nominee for director to be elected at an Annual General Meeting of Shareholders must comply with Article 29A above ~~has to deliver notice to the Secretary, at the Company’s principal offices, not later than ninety (90) days prior to the date of the annual General Meeting at which meeting such election is to occur, whichever date is later.  The notice shall set forth: (i) the name and address, as they appear on the Company’s share register, of the shareholder proposing such nominee, (ii) the identity and background of the nominee, (iii) the class and number of shares of the Company beneficially owned by such shareholder, (iv) a representation that such shareholder is a shareholder of record and intends to appear by person or by proxy at such General Meeting to bring the General Meeting the nominee specified in the notice, (v) a brief description of the reasons for wanting to nominate such nominee as a director, (vi) any material interest that the shareholder has in the election of such nominee and (vii) the written consent of the nominee to be elected as a director of the Company~~.

A - 2